UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-40376

Waterdrop Inc.

(Translation of registrant’s name into English)

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road, Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Exhibit Index

Exhibit 99.1 —Press Release—Waterdrop Inc. Announces Third Quarter 2023 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waterdrop Inc.

By:	/s/ Guang Yang
Name:	Guang Yang
Title:	Director and Vice President of Finance

Date: December 7, 2023